January 5, 2005

Mr. Nathan J. Jones
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, IL  61265

Re:	Deere & Company
	Form 10-K for the year ended October 31, 2004
	File No.  1-4121

Dear Mr. Jones:

      We have reviewed the above referenced filing solely with respect to the statement of cash flow presentation of cash receipts from the sale of inventory. We believe that your presentation of the cash flow effects of certain financing receivables as investing cash flows on Deere & Company`s consolidated statements of cash flows may not be in compliance with the SFAS 95 requirement to present all cash receipts from sales of goods or services as operating cash flows. We outline below our understanding of your presentation and the reason why we believe your presentation may be in error. We request additional information related to trade accounts and notes receivables and finance receivables and ask that you consider the need for clarifying disclosure. We also raise separately below questions stemming from your disclosure of what appears to be intercompany trade receivables transactions and/or allocations and certain vague descriptions on the consolidated statement of cash flows related to receivables cash flows.

Cash Receipts from Sale of Inventory

	We note that Deere & Company sells inventory to distributors, dealers, and general and mass merchandisers. We also note on page
7
that Deere & Company, through the dealers it owns, may also sell directly to retail customers. We note in Notes 8 and 9 that Deere
&
Company has a number of receivables, including trade accounts and notes receivable, retail notes, wholesale notes, revolving charge accounts, financing leases, and operating loans. We understand that some of these receivables are originated by Deere & Company`s credit subsidiaries, but it is unclear which of these receivables relates to the sale by Deere & Company of its inventory. We do note on page
7,
however, that one component of financing receivables, wholesale notes, represents financing of inventories sold by Deere & Company to dealers. It appears that your accounting policy is to classify all changes in financing receivables in investing cash flows. This policy, when applied to financing receivables resulting from the sale of inventory appears in the period of sale to have the effect of presenting in Deere & Company`s consolidated statements of cash flows an investing cash outflow and an operating cash inflow for the amount of the loan even though there was no cash inflow or outflow to Deere
& Company on a consolidated basis. In subsequent periods, this policy appears to reflect cash receipts from the sale of inventory as investing activities in Deere & Company`s consolidated statements of cash flows. If our understanding is correct, we believe such classifications to be in error.

	Classification of the cash flow effects of receivables from the sale of inventory as investing activities in Deere & Company`s consolidated statement of cash flow does not comply with the requirements of SFAS 95. Paragraph 22a of SFAS 95 states that cash receipts from the sales of goods or services are operating cash flows. Paragraph 22a clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivable from the customer or the sale of the customer receivable to others; regardless of whether those receivables are on account or stem from the issuance of a note;
and
regardless of whether they are collected in the short-term or the long-term. It is important to note that SFAS 102 did not change this requirement. SFAS 102 addressed in part whether loans made by financial and similar institutions were sufficiently similar to product inventory of non-financial institutions such that the cash flow effects of those loans should be classified in the statement of cash flows in the same way as the cash flow effects from the sale of inventory, as operating activities. SFAS 102 did not alter the requirement in paragraph 22a to classify cash receipts from the sale of inventory as operating activities. As the SFAS 95 basis for conclusions indicates in paragraphs 93 to 96, the FASB considered and rejected classifying any portion of the cash receipts from sale of inventory as investing activities.

	If you present in Deere & Company`s consolidated statement of cash flows inventory cash flows between the registrant and/or its consolidated subsidiaries as an investing cash outflow and an operating cash inflow in the period Deere & Company sells inventory and there is no cash inflow to Deere & Company on a consolidated basis from the inventory sale, we believe such a presentation represents an error in Deere & Company`s consolidated financial statements. Similarly, if you present cash receipts from receivables generated by the sale of inventory as investing activities in Deere &
Company`s consolidated statements of cash flows, we believe such classifications represent errors. Such errors, if material, would require restatement of Deere & Company`s historical financial statements.

	Please tell us whether our understanding of your policy and its effects are correct. If they are correct, please also tell us in your response how you plan to address the matters raised above. Please also address the following and consider the need for clarifying disclosure:
a) Tell us which of the receivables identified in Notes 8 and 9 relate to the sale of inventory and where the related cash flows are classified in the consolidated statement of cash flows.
b) Tell us to what the financing lease receivable disclosed in
Note 9
relates and where the cash flows from these transactions are classified in the consolidated statement of cash flows and why.

Intercompany Trade Receivables Transactions and/or Allocations

	Please tell us and clarify in your disclosure how, if at all, the trade receivable transactions described in Note 8 between what management refers to as "Equipment Operations" and "Financial Services" impact the classification of cash flows related to those trade receivables on the consolidated statement of cash flows. In your response, please reconcile the disclosure in Note 26 that these cash flows have been eliminated from the consolidated statement of cash flows with the disclosure in Note 8 that such transactions have
"substantially no effect on consolidated net income." That is, if they are not eliminated entirely from the consolidated statement of income and you present your cash flows from operating activities using the indirect method, it is unclear how those intercompany transactions and/or allocations are eliminated from the statement of cash flow. If, as it appears, "Equipment Operations" and Financial
Services" are discretionary distinctions by management used to describe pieces of the consolidated results of operations, then it appear that such transactions and/or allocations should have no impact on the amounts presented in the consolidated financial statements.

Consolidated Statement of Cash Flow Subtitles

	We note that Deere & Company classifies changes in "Receivables" within operating activities and "Collections of Receivables" and "Cost of Receivables Acquired" within investing activities. The similar nature of these descriptors makes it difficult to discern the basis for the different classifications. Please use more precise descriptors which clearly convey the basis for the differing classifications as well as how the amounts presented relate to the footnote disclosure of trade accounts and notes receivables in
Note 8
and financing receivables in Note 9.

* * * * *
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please tell us within 10 business days whether our understanding and observations relayed above are correct. If they are correct, please also tell us in your response how you plan to address the matters raised above. If you have any questions regarding this letter, please do not hesitate to contact Stephanie Hunsaker, Assistant Chief Accountant, at 202.942.2982 or me at 202.942.2874. Sincerely,



Todd E. Hardiman
Associate Chief Accountant

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Mr. Nathan J. Jones
Senior Vice President and Chief Financial Officer
Deere & Company
January 5, 2005
Page 4